Imperial Oil Limited	D. Christopher Jeans	Tel. (403) 237-4515
237 Fourth Avenue SW	Assistant Controller	Fax (403) 237-2879
P.O. Box 2480, Station M	Upstream & Corporate
Calgary, AB T2P 3M9
October 25, 2006
Ms. Jill S. Davis
Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.W., Stop 7010
Washington, D.C. 20549
U.S.A.
Fax. No. (202) 772-9368
Dear Ms. Davis:
SEC Letter to Imperial Oil Limited dated October 20th — File No. 0-12014
As follow-up to my phone conversation with you on October 25th, 2006 requesting an extension to respond to the questions listed in your letter of October 20th, I am confirming our agreement to a revised submission date of November 17th.
The extended time will enable us the appropriate time needed for us to prepare and appropriately review our responses with the appropriate management and our external auditors and outside attorneys.
Thanks very much.

Yours truly,
/s/ Chris Jeans